NEWS RELEASE 07-50	Oct. 17, 2007

NEVADA’S NEWEST GOLD TREND EXPANDS AT LONG CANYON

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer” or “Company”) is pleased to announce that initial results from its 2007 drilling program at Long Canyon have extended high-grade, near-surface gold mineralization with intersections as high as 10.87 grams per tonne gold over 13.7 metres.

Long Canyon defines a new gold trend in eastern Nevada that shares common characteristics with well-known Carlin-style gold deposits. High-grade, gold intercepts define an open-ended zone of shallow, oxide mineralization that is over 1,000 metres long across a 300-metre-wide zone.

Phase I drilling, comprising 22 drill holes (3,500 metres), was focused on extending mineralization to the northeast and further defining the deposit’s geometry. Assays from the central and southwestern parts of the deposit are pending.

Drilling highlights include:

  3.54 grams per tonne gold over 18.3 metres in drill hole LC-041

  5.68 grams per tonne gold over 21.3 metres, including 10.68 grams per tonne gold over 10.7 metres in drill hole LC-043

  3.63 grams per tonne gold over 7.62 metres, including 10.83 grams per tonne gold over 1.5 metres; in hole LC-044

  3.47 grams per tonne gold over 70.1 metres, including 10.87 grams per ton gold over 13.7 metres in drill hole LC-045

“Long Canyon is one of our most promising gold projects in Nevada. Despite its relatively early stage, it shows excellent size and grade potential,” says Mark O’Dea, Fronteer President and CEO. “We will be investing in an aggressive exploration program to move this project to the next stage, further building Fronteer’s gold profile among its projects in Nevada and Turkey.”

Detailed drilling results are as follows:

Hole_ID	From - m	To - m	Interval – m	g/tonne Au
LC-040	No significant	results>0.30	g/tonne
LC-041 Including	64.0 65.5	82.3 73.2	18.3 7.6	3.54 6.72
LC-042	82.3	85.3	3.0	1.20
LC-043 Including	99.1 100.6	120.4 111.3	21.3 10.7	5.68 10.68
LC-044 Including	89.9 91.4	97.5 94.5	7.6 3.1	3.63 7.78
LC-045 Including	12.2 25.9	82.3 39.6	70.1 13.7	3.47 10.87
LC-046	No significant	results>0.30	g/tonne
LC-047	No significant	results>0.30	g/tonne
LC-048	No significant	results>0.30	g/tonne
LC-049	Pending
LC-050	24.4	25.9	1.5	1.25

LC-051	44.2	45.7	1.5	0.33
LC-052	51.8	56.4	4.6	0.57
LC-053-061	Pending

For a map showing the distribution of drill holes, please use the following link: www.fronteergroup.com/i/IR/LongCanyonMap.jpg

Long Canyon is one of 19 new projects obtained through the recent acquisition of NewWest Gold. Three of these projects -- Northumberland, Sandman and Zaca – have NI-43-101 resources (See Press Release 07-45). Of the remaining 16 projects, including Long Canyon, 12 have drill-indicated gold mineralization.

Long Canyon is under option from AuEx Ventures Inc. (“AuEx”) (XAU – TSX). Under the terms of the option, Fronteer is the operator and may earn a majority interest (51%) by investing $5 million over a five-year period. Fronteer may earn an additional 14% by advancing Long Canyon through feasibility.

Between 2000 and 2006, a total 39 holes were drilled at Long Canyon. For a comprehensive table of these drill results, please use the following link: www.fronteergroup.com/i/IR/LongCanyon2000-06.pdf

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Robert Felder, M.Sc.and Certified Professional Geologist. is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites calculated using cut-offs of: 0.30 g/tonne. Hole LC-45 has an estimated intersected thickness of 20% of true thickness. All other holes are estimated to have intersected 80% to 100% of true thicknesses. Reverse circulation cuttings were sampled on 5.0 ft. (1.52 m) intervals and assayed by American Assay Laboratories (ISO9002;2002) for gold and silver by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish or if over 10.0 ppm Au was re-assayed and completed with a gravimetric finish. Selected holes are also analyzed by 30 element ICP-MS.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration, drilling exposure and exploration budgets and timing of expenditures involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C., and factors discussed in NewWest’s annual information form. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements